SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Publicly Traded Company

Centrais Elétricas Brasileiras S/A - (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that it received, on this date, from the National Securities Commission (Comisão de Valores Mobiliários) Oficial Letter No. 509/2016/CVM/SEP/GEA-1, requiring clarification on the news published, on October 23, 2016, on Revista Veja’s Blog Radar On-Line, with the title: “Eletrobras will exchange 50 executives for destruction of evidence“.

Therefore, the Company clarifies the following:

1.   Pursuant to the Relevant Fact published on October 11, 2016, the Independent Investigation completed the investigation with the objective of identifying any eventual distortions in the Company’s consolidated financial statements with the results being informed in the above-mentioned Relevant Fact;

2.   The Independent Investigation also has additional procedures to be carried out focusing on internal compliance issues and the Company will continue to implement compliance procedures pursuant to the conclusion of the independent investigation, as well as in compliance with its significant weaknesses remediation plan.

3.   Further, as mentioned in the Relevant Fact, the Independent Investigation included recommendations for corrective actions that the Company must consider as still underway;

4.   In addition, due to the external investigations of the “Car Wash Operation (Operação Lava Jato)" have still not been concluded and it may take some time before all the procedures inherent to the investigations are concluded deserves to be highlighted. Therefore, new relevant information may be revealed in the future, as mentioned in Relevant Fact of 11 October 2016.

5.   The Company, Hogan Lovells and the Independent Commission have followed closely the official investigation and cooperated fully with Brazilian and North American authorities.

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6.   So, the Company clarifies that, as mentioned above and in Relevant Fact published on October 11, 2016, there are additional procedures underway, including in so far as concerns remediation for flaws in internal controls, but, at this point in time, is not aware of any information from the internal investigation requiring the measures informed in the news in reference, in particular, in so far as concerns executives and professionals responsible for drafting of financial statements for the Eletrobras Companies, therefore, in this aspect, said news is not true.

7.   Given the above stated and considering that the above-mentioned clarifications are stated in the Relevant Fact published on October 11, 2016 and/or Forms 20–F in connection with the tax years ended on December 31, 2014 and December 31, 2015, duly filed at the CVM, there is no new fact to be informed to the market.

Rio de Janeiro, October 24, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

💀

COMUNICADO AO MERCADO

Free Translation Officlal Letter nº 509/2016/CVM/SEP/GEA-1, from October 24, 2016

1. In reference to the article published on 10.23.2016 in Blog Online Radar, in Veja magazine, under the title "Eletrobras will exchange 50 executives for destruction of evidence," which contained the following statements:

The result of an internal investigation will promote damage in Eletrobras and its subsidiaries. Fifty executives will be exchanged. Among them, a Officer of the holding company and the Eletronorte CEO, Tito Cardoso. Reason of dismissal: destruction of evidence.

2. Relating to this, we determine that the CFO, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well comment about other information deemed important.

3. This answer should take place through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4. We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, until 9:30 am of 10.25.2016 despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02. “

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.